EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR OUTSTANDING UNITS OF INTERESTS AT THIS TIME,
PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S
TENDER OFFER.

October 30, 2008

Dear Wells Fargo Multi-Strategy 100 TEI Fund I, LLC Member:

     We are writing to inform you of important dates relating to a tender offer by Wells Fargo Multi-Strategy 100 TEI Fund I, LLC (the “Fund”). If you are not interested in having the Fund repurchase your outstanding units of interest or a portion of your interest in the Fund (“Interest”) as of December 31, please disregard this notice and take no action.

     The tender offer period begins on October 30, 2008 and will end at 12:00 midnight, Eastern Time, on November 28, 2008, at which point the Offer will expire. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

     Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by PNC Global Investment Servicing (U.S.) Inc. (“PNC”) no later than November 28, 2008. If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED AS OF DECEMBER 31, 2008.

     If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Wells Fargo Multi-Strategy 100 TEI Fund I, LLC, c/o Wells Fargo at P.O. Box 9804, Providence, RI 02940-9814, Attention: Tender Offer Administrator; or (ii) fax it to PNC at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on November 28, 2008 (if the member chooses to fax the Letter of Transmittal, please deliver an original, executed copy promptly thereafter).

     The Board of Managers of the Fund (the “Board of Managers”) has discretion over the size of the tender being offered, which is anticipated to occur on a quarterly basis. In determining the size of the tender offer, the Board of Managers takes into account many considerations, including, but not limited to, the liquidity of the Fund’s investments, the current economic and market conditions, impact on Fund investments, and tax considerations. The Board of Managers anticipates offering a tender not to exceed 2.5% of fund assets each quarter, primarily driven by certain tax considerations.

     Taking into account all considerations, including the relatively liquid nature of the Fund’s underlying investments as well as a desire to provide investors with the greatest amount of liquidity possible, the Board of Managers has authorized a tender offer for the fourth quarter of 2008 of approximately 7.5% of fund assets, or approximately $2,495,979.07 based on the current net asset value. Future tender offers are anticipated to be approximately 2.5% of fund assets each quarter, subject to the discretion of the Board of Managers.

     If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PNC at (800) 305-0816.

Sincerely,

Wells Fargo Multi-Strategy 100 TEI Fund I, LLC